UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008.

Commission File Number 000-51341

Gentium S.p.A.

(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

The Registrant's press release relating to the end of recent litigation is attached hereto as Exhibit 1 and incorporated by reference herein in its entirety. This report and the exhibit attached thereto are incorporated by reference into the registration statements of Gentium S.p.A. on Forms F-3: File No. 333-135622, File No. 333-137551, File No. 333-138202, File No. 333-139422 and File No. 333-141198.

Exhibit	Description
1	Press release, dated October 2, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Gary G. Gemignani
Name: Gary G. Gemignani
Title: Chief Financial Officer

Date: October 2, 2008

INDEX TO EXHIBITS

Exhibit	Description
1	Press release, dated October 2, 2008.

Exhibit 1
PRESS RELEASE

Gentium Announces that Italian Court Rejects Plaintiffs’ Claims and Ends Legal Proceeding

Villa Guardia (Como), Italy (October 2, 2008) – Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today announced that the Court of Como issued a decision terminating the legal proceeding brought in August against the Company’s Board of Directors and Board of Statutory Auditors. The proceeding had been commenced by Sigma Tau Finanziaria S.p.A. and a related entity in connection with a proposed financing transaction. In its decision, the Court rejected the claims of these shareholders in the proceeding, citing the lack of any damages, and vacated the interim order previously issued by the Court.

“We are of course pleased by the Court’s decision in this case, which swiftly ends the litigation,” said Dr. Laura Ferro, Chairman and Chief Executive Officer of Gentium. “We continue to evaluate our financing opportunities and remain committed to the development of Defibrotide and creation of long-term value for all of our shareholders.”

About Gentium

Gentium, S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the research, discovery and development of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate, is an investigational drug that has been granted Orphan Drug status and Fast Track Designation by the U.S. FDA to treat Severe VOD and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results, including the availability or terms of any financing, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F for the year ended December 31, 2007 under the caption “Risk Factors.”

Source: Gentium

Contacts:

Gentium S.p.A.
Gary Gemignani, +1 212-332-1666
Chief Financial Officer
ggemignani@gentium.com

The Trout Group
Laura Okpala, +1 617-583-1306
Investor Relations (US)
lokpala@troutgroup.com

Lifonti & Company
Luca Ricci Maccarini, +39 02 7788871
Investor Relations (Italy)
luca.maccarini@lifonti.it